Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169355

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.
SUPPLEMENT NO. 4, DATED SEPTEMBER 19, 2011,
TO THE PROSPECTUS, DATED MARCH 17, 2011

This prospectus supplement (this “Supplement No. 4”) is part of the prospectus of American Realty Capital – Retail Centers of America, Inc. (the “Company” or “we”), dated March 17, 2011 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 31, 2011 (“Supplement No. 1”), Supplement No. 2, dated August 19, 2011 (“Supplement No. 2”) and Supplement No. 3, dated September 7, 2011 (“Supplement No. 3”). This Supplement No. 4 supplements, modifies or supersedes certain information contained in our Prospectus, Supplement No. 2 and Supplement No. 3, and should be read in conjunction with our Prospectus, Supplement No. 2 and Supplement No. 3. This Supplement No. 4 will be delivered with our Prospectus, Supplement No. 2 and Supplement No. 3.

The purpose of this Supplement No. 4 is to disclose (i) operating information, including the status of the offering, the shares currently available for sale and (ii) the declaration of a distribution rate by the Company’s board of directors.

Status of the Offering

We commenced our reasonable best efforts initial public offering of up to 150.0 million shares of common stock on March 17, 2011. As of the date hereof, we have not we have not yet received subscriptions in excess of $2.0 million, which is necessary for us to break escrow. We will not accept subscriptions from residents of Pennsylvania until we have received aggregate subscriptions of at least $75.0 million and we will not accept subscriptions from residents of Tennessee until we have received aggregate subscriptions of at least $20.0 million.

We will offer shares of our common stock until March 17, 2013 unless the offering is extended in accordance with the Prospectus, provided that the offering will be terminated if all the 150.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to our distribution reinvestment plan for sale in our primary offering).

Shares Currently Outstanding

As of September 15, 2011, there were approximately 29,000 shares of our common stock outstanding, including restricted stock and shares issued under the distribution reinvestment plan, or DRIP. As of September 15, 2011, there were approximately 150.0 million shares of our common stock available for sale, excluding shares available under our DRIP.

Declaration of Distribution

On September 19, 2011, our board of directors declared a distribution rate equal to a 6.40% annualized rate based on our common stock share price of $10.00. The distributions will accrue commencing the later of 30 days following the Company’s initial property acquisition and the Company’s satisfaction of the escrow conditions of its reasonable best efforts public offering of common stock. The distributions will be payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month. The dividend will be calculated based on stockholders of record each day during the applicable period at a rate of $0.0017534247 per day.